Exhibit 4.14

AMENDMENT AGREEMENT dated as of December 15, 2011 (this “Amendment n°4”), to the USD 200,000,000 Revolving Credit Agreement dated as of February 7, 2007 as amended prior to the date hereof (as in effect immediately prior to the Effective Date (as defined below)) (the “Credit Agreement”) between COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE-VERITAS, a société anonyme incorporated under the laws of France whose registered office is Tour Maine Montparnasse, 33 avenue du Maine, 75015 Paris, France and registered under number 969 202 241 RCS Paris as Borrower, NATIXIS as Mandated Lead Arranger and Facility Agent, CREDIT SUISSE AG (formerly known as Credit Suisse) as Collateral Agent, BNP PARIBAS, CRÉDIT MUTUEL-CIC (acting through Crédit Industriel et Commercial), CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK (previously known as Calyon), KBC and SOCIÉTÉ GÉNÉRALE CORPORATE & INVESTMENT BANK as Lead Arrangers and NATIXIS, BNP PARIBAS, SOCIÉTÉ GÉNÉRALE, CRÉDIT MUTUEL – CIC (acting through Crédit Industriel et Commercial), CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK and KBC as Lenders (as defined in the Credit Agreement).

WHEREAS, pursuant to the Credit Agreement, the Lenders have made credit available to the Borrower.

WHEREAS, the Borrower has requested, and all the Lenders have agreed, that the Credit Agreement should be amended and modified as set forth herein.

NOW, THEREFORE, in consideration of the mutual agreements herein contained and other good and valuable consideration, including as set out in Section 4 hereto, the sufficiency and receipt of which are hereby acknowledged, the parties hereto agree as follows:

SECTION 1. Interpretation and Defined Terms.

Capitalised terms used but not defined herein shall have the meanings assigned to such terms in the Credit Agreement, unless otherwise provided in this Amendment n°4 or the context requires otherwise. Section 1.02 (Terms Generally) of the Credit Agreement is incorporated in this letter as if fully set out in it and as if references in that clause to “this Agreement” were references to the Credit Agreement as amended by this Amendment n°4.

SECTION 2. Amendments of the Credit Agreement.

(a)	As of the Effective Date (as defined below), the Credit Agreement shall be amended as follows:

1.	The definition of the term “Permitted Acquisition” set forth in Section 1.01 of the Credit Agreement is hereby amended by deleting the definition set forth therein and substituting therefor the following definition:

““Permitted Acquisition” shall mean (a) an acquisition by way of merger provided that the merger is permitted under clause (c) of the definition of Permitted Merger; (b) the acquisition of, or investment in, any share or interest in any Permitted Joint Venture or Permitted Investment, provided that (i) other than as provided in subclause (ii) below, the aggregate amount of all such acquisitions and investments made from and after October 1, 2011 shall not exceed $75,000,000 and (ii) from and after the time at which $75,000,000 of acquisitions and investments permitted by this clause (b) have been made, the aggregate amount of any other acquisitions or investments permitted by this clause (b) shall be limited to the Available Amount that is Not Otherwise Applied at the time such transaction is consummated (it being understood that a single transaction may utilize amounts available, if any, under both subclause (i) and subclause (ii) of this clause (b)); (c) the acquisition of, or investment in, any share or interest in the entities set forth on Schedule 1.01 (f) of the U.S. First Lien Credit Agreement, in each case pursuant to the joint venture agreement applicable thereto, as in effect on the Signing Date; (d) the acquisition by a member of the Group of any share, interest or asset sold, leased, transferred or otherwise disposed of by another member of the Group in circumstances constituting a Permitted Disposal; (e) the acquisition by a member of the Group of Cash Equivalent Investments, (f) an acquisition by a member of the Group to which the Facility Agent (on the instructions of the Majority Lenders) shall have given prior written consent; (g) the receipt by a member of the Group of any non-cash consideration from a Qualifying Business Disposal; (h) an acquisition that is a Qualifying Acquisition; (i) pursuant to clause (e) of the definition of Permitted Share Issue; or (j) the receipt of equity, joint venture interests or other consideration pursuant to clause (d) of the definition of “Permitted Disposal”.”

2.	The definition of the term “Permitted Investment” set forth in Section 1.01 of the Credit Agreement is hereby amended by deleting the definition set forth therein and substituting therefor the following definition:

““Permitted Investment” shall mean the acquisition of or investment in (1) any Equity Interest in any company, business, person, partnership or similar entity that the Borrower has recorded or designated as such to the Facility Agent in writing, provided that (a) other than as provided in clause (b) below, the aggregate net expenditures in all such acquisitions and investments made by members of the Group from and after October 1, 2011 shall not exceed $50,000,000 (or its equivalent in another currency or currencies); and (b) from and after the time at which $50,000,000 of such net expenditures have been made, the aggregate net expenditures in any other such acquisitions and investments made by members of the Group shall not exceed the Available Amount that is Not Otherwise Applied at the time such transaction is consummated (it being understood that a single transaction may utilize amounts available, if any, under both clause (a) and clause (b) above), (2) the acquisition of, or investment in, any shares or interest in the Joint Venture Oceanic Seismic Vessels AS relating to the Sirius vessel, the Joint Venture Eidesvik Seismic Vessels AS relating to the Vega vessel, the Joint Venture Geomar SAS relating to the Alizé vessel and the Joint Venture PT Elnusa CGGVeritas Seismic relating to the Pacific Finder vessel, or (3) the creation or acquisition of interests in Joint-Ventures or affiliates whose sole business is owning, chartering and operating the seismic vessels Vantage and Viking II, provided that the aggregate amount of all Permitted Investments as referred to in clauses (1), (2) and (3) of this definition and all Permitted Joint Ventures, in each case made from and after October 1, 2011, shall not exceed $250,000,000.”

3.	The definition of the term “Qualifying Acquisition” set forth in Section 1.01 of the Credit Agreement is hereby amended by deleting the definition set forth therein and substituting therefor the following definition:

““Qualifying Acquisition” shall mean an acquisition of any business or not less than 75% of the issued Equity Interests of a limited liability company or corporation (or, as applicable in a jurisdiction outside the United States, an organization having an equivalent status in such jurisdiction) it being understood that, for the purposes of an acquisition that is consummated pursuant to a public tender offer, such condition shall be deemed satisfied by the acquisition of not less than a majority of the issued Equity Interests of such entity so long as such public tender offer is made for not less than 75% of the issued Equity Interests of such entity, provided that (a) if the relevant company, business, undertaking, person, partnership or similar arrangement had been consolidated, on a pro forma basis, in the most recent set of consolidated financial statements delivered by the Borrower in accordance with Section 5.01, all requirements of Section 6.02 (a) and (b) would have been satisfied on the date that such requirements were tested by reference to such consolidated financial statements in accordance with Section 6.02 (c); (b) the relevant company, business, undertaking, person, partnership or similar arrangement carries on, or is, a business (x) substantially the same as that carried on by the Group or (y) providing services or software products to the oil and gas industry or manufacturing equipment for use by the oil and gas industry (or any business that is reasonably complementary or related thereto), and (c) after giving effect to such acquisition, (i) the sum of (x) the amount of unused and available Revolving Credit Commitments plus (y) the unused and available commitments under the U.S First Lien Credit Agreement shall be no less than $50,000,000 and (ii) the Total Leverage Ratio calculated on a pro forma basis for the most recently ended Relevant Period shall be no greater than the Total Leverage Ratio on the Signing Date.”

4.	The definition of the term “Permitted Disposal” set forth in Section 1.01 of the Credit Agreement is hereby amended by deleting the definition set forth therein and substituting therefor the following definition:

““Permitted disposal” shall mean any sale, lease, transfer, or other disposal (a) made in the ordinary course of business of the disposing entity or of a type described in clause (ii) of the parenthetical set forth in clause (b) of the definition of the term “Asset Sale”; (b) of access to multi-client data libraries owned by any member of the Group, but not including the sale, lease, transfer or other disposal of the ownership interests therein; (c) of assets in exchange for other assets of reasonably equivalent fair market value; (d) the sale, transfer, or disposal of assets by the Borrower or any member of the Group consisting of up to four seismic vessels, of which no more than three can be 3D seismic vessels, in exchange for equity, joint venture interests or other consideration from and after October 1, 2011; (e) made by (i) an Obligor to another Obligor or (ii) a non-Obligor to another non-Obligor or (iii) a non-Obligor to an Obligor or (iv) an Obligor to a non-Obligor subject to a maximum aggregate amount for all such disposals under this sub-clause (iv) from and after October 1, 2011 of $75,000,000; (f) constituting the creation of any Permitted Security ; (g) to which the Facility Agent on the instructions of the Majority Lenders) shall have given prior written consent; (h) (i) with respect to assets that constitute Collateral, where the higher of the market value or consideration receivable (when aggregated with the higher of the market value or consideration receivable for any other sale, lease, transfer or other disposal by the Group in any related transaction) does not exceed $75,000,000 per Fiscal year (or its equivalent in another currency or currencies); and (ii) with respect to assets that do not constitute Collateral, where the higher of the market value or consideration receivable (when aggregated with the higher of the market value or consideration receivable for any other sale, lease, transfer or other disposal by the Group in any related transaction), does not exceed, $100,000,000 per Fiscal year (or its equivalent in another currency or currencies) provided that the portion (if any) of the amounts set forth in the foregoing clauses (i) and (ii) not used in any Fiscal Year may be carried forward to and used in the immediately succeeding Fiscal Year; (i) of surplus, obsolete or worn out equipment; (j) of notes or accounts receivable that, in order to resolve disputes that occur in the ordinary course of business, an Obligor may discount or otherwise compromise for less than the face value thereof; (k) or Cash or Cash Equivalent Investments; (l) of Equity Interests by an Obligor in any of its Subsidiaries in order to qualify members of the board of directors (or similar governing body) of the Subsidiary, if required by applicable law; (m) to the extent (i) required by a Government Authority or (ii) pursuant to the Synergies Implementation Plan, in each case in connection with the Merger; (n) of those assets and/or Equity Interests set forth on Schedule 1.01 (g) of the U.S First Lien Credit Agreement; (o) in connection with the Massy Sale and Leaseback; (p) of the Equity Interests of Sercel Holding (including; without limitation, by way of a spin-off or initial public offering thereof) provided that such transaction results in a release of the relevant Sercel Companies as guarantors of the Existing Bonds pursuant to Section 10.04 of the Existing Bond Indenture and as Guarantors hereunder, and provided further that, in the case of a spin-off, such transaction satisfies the requirements of Section 6.12(b); (q) of assets and/or Equity Interests (including, without limitation, intercompany notes) pursuant to the CGG Services SA Project, the CGG Services Holding Project and the Group Restructuring; (r) constituting a Qualifying Business Disposal; or (s) pursuant to clause (e) of the definition of Permitted Share Issue.”

5.	The definition of the term “Permitted Financial Indebtedness” set forth in Section 1.01 of the Credit Agreement is hereby amended by deleting the definition set forth therein and substituting therefor the following definition:

““Permitted Financial Indebtedness” shall mean (a) any Financial Indebtedness arising under any Finance Document, (b) any Financial Indebtedness arising under the Bridge Facility or the U.S First Lien Credit Agreement (c) any Permitted Guarantee; (d) any Financial Indebtedness arising under (x) spot and forward delivery foreign exchange contracts entered into in the ordinary course of business and not for speculative purposes; and (y) any Treasury Transaction (as defined in the U.S First Lien Credit Agreement) entered into for the hedging of actual or projected real exposures arising in the ordinary course business of a member of the Group and not for speculative purposes, (e) any Financial Indebtedness arising under or as a result of a Permitted Joint Venture, provided that the amount of such Financial Indebtedness incurred from and after October 1, 2011 that is recourse to the Borrower or any Subsidiary shall not exceed $100,000,000 (or its equivalent in another currency or currencies) at any one time outstanding, (f) any Financial Indebtedness incurred by a member of the Group to which the Facility Agent (on the instructions of the Majority Lenders) shall have given prior written consent; (g) any Financial Indebtedness arising under or as a result of (i) a finance or capital lease, or purchase money Financial Indebtedness incurred by the Borrower or any Subsidiary prior to or within 270 days after the acquisition, lease or improvement of an asset permitted under this Agreement in order to finance such acquisition or improvement, and any Permitted Refinancing Indebtedness in respect thereof, the aggregate principal amount of which when aggregated with the Financial indebtedness under each other finance or capital lease of purchase money Financial Indebtedness entered into by members of the Group from and after October 1, 2011 does not at any one time exceed $250,000,000 (or its equivalent in another currency or currencies), (ii) the Massy Sale and Leaseback, and (iii) any vessel charter of CGG Veritas Services Inc being treated as a finance or capital lease under IFRS, (h) the Existing Bonds; (i) the Debt Refinancing Securities and any Demand Securities; (j) any Financial Indebtedness listed in Schedule 1.01 (d) of the U.S First Lien Credit Agreement; (k) any Financial Indebtedness incurred by any Obligor not falling within clauses (a) to (g) above, provided that the outstanding principal amount incurred from and after October 1, 2011 does not at any one time exceed the greater of (i) $250,000,000 (or its equivalent in another currency or currencies) and (ii) 5% of the total assets of the Group, in each case less the total amount of Permitted Guarantees issued in favor of non-Obligors pursuant to clause (d) of the definition thereof, (l) any Permitted Refinancing Indebtedness; (m) any Permitted Loan falling within clause (b) of the definition of Permitted Loan; (n) the Target Convertible Notes (as defined in the U.S First Lien Credit Agreement); (o) any Financial Indebtedness not exceeding $30,000,000 arising in connection with the capitalization of the charter for and/or the acquisition of the vessel Alizé and/or the consolidation of Geomar with the Group under IFRS; (p) any Financial Indebtedness incurred to finance a Permitted Acquisition, provided that (i) the Total Leverage Ratio calculated on a pro forma basis after giving effect to such Permitted Acquisition and the incurrence of any such Financial Indebtedness under this clause (p) does not exceed the ratio for the most recently ended Relevant Period set forth in Section 6.02 (b) and (ii) such Financial Indebtedness is pari passu with or junior to the Financial Indebtedness hereunder in right of payment; (q) any unsecured Financial Indebtedness, provided that (i) the Total Leverage Ratio calculated on a pro forma basis after giving effect to the incurrence of any such Financial Indebtedness under this clause (q) does not exceed the ratio for the most recently ended Relevant Period set forth in Section 6.02(b) and (ii) any such Financial Indebtedness incurred under this clause (q) (w) matures (or becomes mandatorily redeemable at the option of the holder thereof) no earlier than six months after of the Revolving Credit Maturity Date, (x) requires no scheduled payment of principal (or other scheduled payment constituting a return of capital) prior to its maturity, (y) does not require the Borrower or any Subsidiary to maintain any specified financial condition (other than as a condition to the taking of certain actions) and (z) contains other provisions that are reasonably satisfactory to the Facility Agent; (r) Financial Indebtedness of a Subsidiary acquired after the Signing Date or a person merged into or consolidated with CGG Veritas Services Inc. or any Subsidiary after the Signing Date and Financial Indebtedness assumed in connection with the acquisition of assets, which Financial Indebtedness in each case, exists at the time of such acquisition, merger or consolidation and is not created in contemplation of such event and where such acquisition, merger or consolidation is permitted by the U.S First Lien Credit Agreement, and any Permitted Refinancing Indebtedness incurred to refinance such Financial Indebtedness, with the aggregate outstanding principal amount of such Permitted Refinancing Indebtedness incurred from and after October 1, 2011 not exceeding $200,000,000 (or its equivalent in another currency or currencies) at any time; or (s) any Financial Indebtedness not falling within clauses (a) to (g) above and incurred by any members of the Group that are not Obligors, the aggregate outstanding principal amount of which was incurred from and after October 1, 2011 does not at any one time exceed the greater of (i) $250,000,000 (or its equivalent in another currency or currencies) and (ii) 5% of the total assets of the Group, in each case less the total amount of the Permitted Guarantees issued pursuant to clause (f) of the definition thereof.”

6.	The definition of the term “Permitted Guarantee” set forth in Section 1.01 of the Credit Agreement is hereby amended by deleting the definition set forth therein and substituting therefor the following definition:

““Permitted Guarantee” shall mean (a) any guarantee arising under the Finance Documents; (b) any guarantee arising under the Bridge Facility or the U.S First Lien Credit Agreement, the Debt Refinancing Securities, the Demand Securities, the Permitted Financial Indebtedness incurred under clause (p) of the definition thereof or any Permitted Refinancing Indebtedness in respect thereof; (c) any guarantee issued by a member of the Group in the ordinary course of business and not in respect of Financial Indebtedness, including for the avoidance of doubt, any guarantee given to ship-managers or ship-owners in relation to vessel charter contracts in the ordinary course of business; (d) any guarantee issued by a member of the Group in respect of the Financial Indebtedness of another member of the Group or a Permitted Joint Venture or a Permitted Investment; provided that the aggregate outstanding amount of guarantees issued from and after October 1, 2011 by Obligors in respect of Financial Indebtedness of members of the Group that are not Obligors or Permitted Joint Ventures or Permitted Investments shall not exceed the greater of (i) $250,000,000 (or its equivalent in another currency or currencies), and (ii) 5% of the total assets of the Group, in each case less the total amount of Permitted Financial Indebtedness incurred under clause (k) of the definition thereof; (e) any guarantee or indemnity or liability to which the Facility Agent (acting on the instructions of the Majority Lenders) has consented in writing; or (f) all guarantees (other than those permitted pursuant to clauses (a) to (e) above) issued by members of the Group that are not Obligors, provided that the aggregate outstanding amount issued from and after October 1, 2011 does not exceed the greater of (i) $250,000,000 (or its equivalent in another currency or currencies) and (ii) 5% of the total assets of the Group, in each case less the total amount of Permitted Financial Indebtedness incurred under clause (s) of the definition thereof.”

7.	The definition of the term “Permitted Loan” set forth in Section 1.01 of the Credit Agreement is hereby amended by deleting the definition set forth therein and substituting therefor the following definition:

“Permitted Loan” shall mean (a) any loan made by a member of the Group in the ordinary course of business (in the case of loans and advances of the type described in clause (d) of this definition, subject to the limitations set forth in such clause); (b) any loan made by a member of the Group to another member of the Group; provided that the aggregate amount of loans made from and after October 1, 2011 by Obligors to members of the Group that are not Obligors (determined without regard to any write-downs or write-offs of such loans) shall not exceed $300,000,000 at any time outstanding less the total amount of cash and non-cash consideration paid for Equity Interests issued pursuant to clause (e)(vi) of the definition of Permitted Share Issue (to the extent such Equity Interests were not issued to capitalize loans existing on the Closing Date); (c) any loan with respect to which the Facility Agent (acting on the instructions of the Majority Lenders) shall have given prior written consent; (d) loans or advances to officers, directors and employees of the Borrower or any Member of the Group made in the ordinary course of business and consistent with past practices of the Borrower and the Group (including, without limitation, portage), in an aggregate amount not to exceed $5,000,000 outstanding at any one time if made from and after October 1, 2011; (e) any loans and credits (other than those permitted pursuant to clauses (a) to (d) above) made by a member of the Group, provided that (i) other than as provided in subclause (i) below, the aggregate amount of all such loans and credits made from and after October 1, 2011 shall not exceed $50,000,000 (or the equivalent of such sum in another currency or currencies) at one time outstanding, and (ii) at any time at which $50,000,000 or more of loans and credits, made from and after October 1, 2011, permitted by this clause (e) are outstanding, the aggregate amount of any other loans and credits permitted by this clause (e) shall not exceed the Available Amount that is Not Otherwise Applied at the time such transaction is consummated (it being understood that a single transaction may utilize amounts available, if any, under both subclause (i) and subclause (ii) of this clause (e)).

8.	The definition of the term “Permitted Refinancing Indebtedness” set forth in Section 1.01 of the Credit Agreement is hereby amended by deleting the definition set forth therein and substituting therefor the following definition:

““Permitted Refinancing Indebtedness” shall mean any Financial Indebtedness issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund (collectively, to “Refinance”), the Financial Indebtedness being Refinanced (or previous refinancing thereof constituting Permitted Refinancing Indebtedness); provided that (a) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Financial Indebtedness so Refinanced (plus any unpaid accrued interest and premium thereon and any underwriting discounts, fees, commissions and expenses incurred in connection with such Refinancing); (b) each of the stated maturity and the average life to maturity of such Permitted Refinancing Indebtedness is greater than or equal to that of the Financial Indebtedness being Refinanced; (c) if the Financial Indebtedness being Refinanced is subordinated in right of payment to the obligations under this Agreement, such Permitted Refinancing Indebtedness shall be subordinated in right of payment to such obligations on terms at least as favorable to the Lenders as those contained in the documentation governing the Financial Indebtedness being Refinanced; (d) no Permitted Refinancing Indebtedness shall have greater guarantees or security than the Financial Indebtedness being Refinanced; (f) if the Financial Indebtedness being Refinanced is secured by any collateral (whether equally and ratably with, or junior to, the Secured Parties or otherwise), such Permitted Refinancing Indebtedness may be secured by such collateral on terms no less favorable to the Secured Parties than those contained in the documentation governing the Financial Indebtedness being Refinanced; and (g) if the Financial Indebtedness being Refinanced has been incurred by one or more Obligors, the Permitted Refinancing Indebtedness shall be incurred by one or more Obligors.”

9.	The definition of the term “Permitted Security” set forth in Section 1.01 of the Credit Agreement is hereby amended by deleting the definition set forth therein and substituting therefor the following definition:

““Permitted Security” shall mean (a) any Security granted pursuant to the terms of the Bridge Facility or the U.S First Lien Credit Agreement, so long as such Security applies only to all or any portion of the Collateral (but not to any other assets) pursuant to one or more security agreements in accordance with the terms of the Intercreditor Agreement (or another intercreditor agreement containing terms that, taken as a whole, are at least as favorable to the Secured Parties as those contained in the Intercreditor Agreement); (b) any Security listed in Schedule 1.01 (e) of the U.S First Lien Credit Agreement except to the extent the principal amount secured by that Security exceeds the amount as stated in that Schedule (or; if higher, the maximum amount of the relevant facility as stated in that Schedule); (c) any netting or set-off arrangement entered into by (i) any member of the Group in the ordinary course of its cash management arrangements for the purpose of netting debit and credit balances or (ii) in connection with a derivative transaction constituting Permitted Financial Indebtedness; (d) any lien arising by operation of law and in the ordinary course of business; (e) any sale of receivables on recourse terms or any Security constituted by any title transfer or retention of title or conditional sale arrangements, in each case which are entered into by any member of the Group in the normal course of its business up to a maximum aggregate amount of $50,000,000 for sales from and after October 1, 2011; (f) any Security of Quasi Security over of affecting any asset acquired by a member of the Group after the date of this Agreement if (i) such Security or Quasi-Security was not created in contemplation of the acquisition of that asset by a member of the Group,; (ii) the principal amount (or, if higher, the maximum principal amount of the relevant facility) secured has not been increased in contemplation of, or since the acquisition of that asset by a member of the Group and (iii) such Security or Quasi Security does not apply to any other property or assets of the Borrower or any Subsidiary; (g) any Security or Quasi-Security over or affecting any asset of any company which becomes a member of the Group after the date of this Agreement, where the Security is created prior to the date on which that company becomes a member of the Group, if (i) such Security or Quasi-Security was not created in contemplation of the acquisition of that company, (ii) the principal amount (or, if higher, the maximum principal amount of the relevant facility) secured has not increased in contemplation of or since the acquisition of that company and (iii) such Security or Quasi-Security does not apply to any other property or assets of the

Borrower or any Subsidiary (other than a Subsidiary so acquired); (h) any Security or Quasi-Security entered into pursuant to any Finance Document; (i) any Security created in respect of any tax assessment or governmental charge or claim provided that (i) the aggregate amount secured by such Security from and after October 1, 2011 is less than $125,000,000 (or its equivalent in another currency or currencies), (ii) that such assessment, charge, or claim has not yet become due or is being contested in good faith, (ii) adequate reserves are being maintained for such assessment, charge or claim, (iii) payment in respect of such assessment, charge, or claim has not yet become due or can be lawfully withheld and (iv) any such assessment, charge or claim which relates to an amount in excess of $7,500,000 (or its equivalent in another currency or currencies) and not already publicly disclosed has been notified to the Facility Agent; (j) any Security to which the Facility Agent (acting on the instructions of the Majority Lenders) shall have given prior written consent; (k) any Security securing Financial Indebtedness arising or permitted under (i) clause (k) or (p) of the definition of Permitted Financial Indebtedness, provided that such Security applies solely to property or assets acquired with the proceeds of such Permitted Financial Indebtedness, or (ii) clause (g), (o) or (r) of the definition of Permitted Financial Indebtedness; (l) any Security securing indebtedness the principal amount of which incurred from and after October 1, 2011 (when aggregated with the principal amount of any other indebtedness which has the benefit of Security given by any member of the Group from and after October 1, 2011 other than any permitted under clauses (a) to (k) above or (m) to (w) below) does not, exceed $75,000,000 (or its equivalent in another currency or currencies) at any one time outstanding, of which not more than $25,000,000 (or its equivalent in another currency or currencies) may be senior to or pari passu with the Transaction Security; (m) deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security, or to secure the performance of statutory obligations, bids, leases, government contracts, trade contracts, and other similar obligations (exclusive of obligations for the payment of borrowed money), so long as no foreclosure, sale or similar proceedings have been commenced with respect to any portion of the Transaction Security on account thereof; (n) any attachment of judgment Security not constituting an Event of Default under paragraph (p) or Article VII and being contested in good faith or discharged within 60 days; (o) licenses (with respect to Intellectual Property and other property), leases or subleases granted to third parties in accordance with any applicable terms of the Finance Documents and not interfering in any material respect with the ordinary conduct of the business of the Borrower or any of its Subsidiaries or resulting in a material diminution in the value of any Transaction Security as security for the obligations under the Finance Documents; (p) easements, rights-of-way, restrictions, encroachments, and other minor defects or irregularities in title, in each case which do not and will not interfere in any material respect with the ordinary conduct of the business of the Borrower or any of its Subsidiaries or result in a material diminution in the value of any Transaction Security as security for the obligations under the Finance Documents, (q) any (i) interest or title of a lessor or sublessor under any lease not prohibited by this Agreement , (ii) Security or restriction that the interest or title of such lessor or sublessor may be subject to, or (iii) subordination of the interest of the lessee or sublessee under such lease; (r) Security arising from filing UCC financing statements relating solely to operating leases not prohibited by this Agreement; (s) Security over rental deposits in respect of any property leased or licensed by a member of the Group in the ordinary course of business; (t) any zoning or similar law or right reserved to or vested in any Government Authority to control or regulate the use of any real property; (u) Security securing obligations (other than obligations representing Financial Indebtedness for borrowed money) under operating, reciprocal easement or similar agreements entered into in the ordinary course of business of the Borrower and its Subsidiaries; (v) Security over shares in a Permitted Joint Venture or Permitted Investment to secure obligations to the other Joint Venture partners or other investors in such Permitted Investment, as applicable; or (w) Security over bank accounts granted pursuant to such bank’s standard terms and conditions for deposit accounts.”

10.	The definition of the term “Permitted Share Issue” set forth in Section 1.01 of the Credit Agreement is hereby amended by deleting the definition set forth therein and substituting therefor the following definition:

““Permitted Share Issue” shall mean (a) the issue of Equity Interests in connection with the Merger pursuant to the terms of the Merger transaction documents, (b) the issue of Equity Interests pursuant to any warrants, rights, options, convertible debt securities or any other convertible securities (including pursuant to any anti-dilution provisions contained in the agreements governing such securities) issued by the Borrower or CGG Veritas Services Inc. and outstanding on October 1, 2011; (c) the issue by the Borrower of any Equity Interests pursuant to any share option scheme or issue of free shares to senior management of the Group; (d) distributions in the form of common or perpetual preferred Equity Interests by any member of the Group (other than the Borrower) to its shareholders or equityholders on a pro rata basis; (e) the issue (i) of Equity Interests by an Obligor to an Obligor, (ii) of Equity Interests by a non-Obligor to a non-Obligor; (iii) of common or perpetual preferred Equity Interests by an Obligor to a non-Obligor; (iv) of Equity Interests by a wholly owned non-Obligor, in connection with the CGG Services SA Project and the CGG Services Holding Project, to an Obligor in exchange for consideration consisting solely of non-Cash and non-Cash Equivalent Investments; (v) of common or perpetual preferred Equity Interests issued in connection with a Permitted Acquisition under clauses (c) or (d) of the definition thereof and (vi) of Equity Interests by a non-Obligor to an Obligor for consideration in an amount not to exceed $275,000,000 at any time outstanding for Equity Interest issued from and after October 1, 2011; (f) the issue by the Borrower of its own Equity Interests (other than Disqualified Stock) or warrants, rights and/or options for such Equity Interests; (g) the issue of Equity Interests of Sercel Holding (including; without limitation, to effect an initial public offering thereof), provided that such transaction results in a release of the relevant Sercel Companies as guarantors of the Existing Bonds pursuant to Section 10.04 of the Existing Bond Indenture and Guarantors hereunder; or (h) the issue of common or perpetual preferred Equity Interests in connection with any Qualifying Business Disposal.”

11.	Section 6.12 of the Credit Agreement is hereby amended by deleting this Section set forth therein and substituting therefor the following:

“SECTION 6.12 Dividends and Share Redemption

(a) Except as permitted under paragraph (b) below, the Borrower shall ensure that no member of the Group will (i) declare, make or pay any dividend, charge, fee or other distribution (or interest on any unpaid dividend, charge, fee or other distribution) (whether in cash or in kind) on, or in respect of , its share capital (or any class of its share capital); (ii) repay or distribute any dividend or share premium reserve; (iii) pay, or allow any member of the Group to pay, any management, advisory or other fee to, or to the order of , any shareholder holding 10% or more of the Equity Interests of the Borrower; or (iv) redeem, repurchase, defease, retire or repay any of its share capital or resolve to do so (any of the transactions described in clauses (i) through (iv) above, a “Restricted Payment”).

(b) Paragraph (a) does not apply as follows: (i) any dividend or share redemption constituting a Permitted Share Issue may be made; (ii) (x) any Subsidiary of the Borrower may pay dividends or return capital to the Borrower or any wholly owned Subsidiary of the Borrower, and (y) any non-wholly owned Subsidiary of the Borrower may pay cash dividends to its shareholders generally so long as the Borrower or its respective Subsidiary which owns the ownership interests in the Subsidiary paying such dividends receives at least its proportionate share thereof (based upon its relative holding of the ownership interests in the Subsidiary paying such dividends and taking into account the relative preferences, if any, of the various classes of ownership interests of such Subsidiary); (iii) the Borrower may, so long as no Event of Default then exists or would result therefrom, the Borrower may repurchase its common or perpetual preferred Equity Interests; (iv) so long as no Event of Default then exists or would result therefrom, the Borrower may repurchase its common or perpetual preferred Equity Interests (and/or options or warrants in respect thereof) pursuant to, and in accordance with the terms of, (x) any employment agreement, plan or arrangement of a type described in Section 6.09(b)(iii), provided that the aggregate amount of cash paid in respect of all such repurchases in any calendar year pursuant to this subclause (x) does not exceed, $25,000,000 (excluding any amounts paid in connection with stock options of the Target cancelled in the Merger) ; and (y) any liquidity contract in compliance with AMF regulations between the Borrower and a reputable financial institution, subject to the prior approval of the Majority Lenders, such approval not to be unreasonably withheld , provided that the net obligations of the Borrower pursuant to this clause (y) does not exceed $50,000,000 at any time, (v) the Borrower may issue and exchange shares of any class or series of its common or perpetual preferred Equity Interests now or hereafter outstanding for shares of any other class or series of its common or perpetual preferred Equity Interests now or hereafter outstanding, (vi) the Borrower may, in connection with any reclassification of its common or perpetual preferred Equity Interests and any exchange permitted by clause (v) above, pay cash in de minimis amounts per share in lieu of issuing fractional shares of any class or series of its common or perpetual preferred Equity Interests; (vii) the Borrower may issue shares of any class or series of its common or perpetual preferred Equity Interests (including, without limitation, the Borrower’s American Depositary Shares) required to be issued upon conversion of the Target Convertible Notes and, after the Signing Date, repurchase up to the same amount of such Equity Interests (after giving effect to any stock split, reverse stock split or similar event); provided that the Borrower may not repurchase more than the Target Share Repurchase Amount pursuant to this clause (vii); (viii) the Borrower may make cash payments to the holders of the Target Convertible Notes in connection with the conversion of such Target Convertible Notes after the Closing Date of up to an amount equal to the Target Required Cash Amount; (ix) the Borrower (or the relevant Subsidiary) may dividend the capital stock of Sercel Holding to the Borrower’s shareholders (including, without limitation, to effect a spin-off of Sercel Holding), provided that such transaction results in a release of the relevant Sercel Companies as guarantors of the Existing Bonds pursuant to Clause 10.04 of the Existing Bond Indenture and as Guarantors hereunder, and provided further that, (x) so long as no Event of Default then exists or would result therefrom, the Borrower and the Subsidiaries may make other Restricted Payments (x) other than as provided in subclause (y) below, in an aggregate amount, together with all other such Restricted Payments, less than or equal to $50,000,000 and (y) from and after the time at which $50,000,000 of Restricted Payments permitted by this clause (x) have been made, if the Total Leverage Ratio calculated on a pro forma basis after giving effect to such Restricted Payment and any financing therefore would be less than or equal to the ratio for the most recently ended Relevant Period set forth in Section 6.02 (b) in an amount less than or equal to the Available Amount that is Not Otherwise Applied at the time such transaction is consummated (it being understood that a single transaction may utilize amounts available, if any, under both subclause (x) and subclause (y) of this clause (x)).”

12.	Section 3.18 of the Credit Agreement is hereby amended by deleting this Section set forth therein and substituting therefor the following:

“SECTION 3.18 - Taxation

(a) It is not (and none of its Subsidiaries is) materially overdue in the filing of any Tax returns and it is not (and none of its Subsidiaries is) overdue in the payment of any amount in respect of Tax of $50,000,000 (or its equivalent in any other currency) or more.

(b) No claims or investigations are being made or conducted against it (or any of its Subsidiaries) with respect to Taxes such that a provision has been made by any member of the Group or a liability of any member of the Group is reasonably likely to arise, in either case equal to or greater than $50,000,000 (or its equivalent in any other currency).”

13.	The definition of Permitted Joint Venture set forth under Section 1.01 of the Credit Agreement is hereby amended by deleting clause (a) thereof and substituting therefor the following:

“(a) any Joint Venture listed on Schedule 7;”

and, accordingly, a Schedule 7, in the form of the schedule set out in Appendix A hereto, is hereby appended to the Credit Agreement.

14.	Section 6.02 of the Credit Agreement is hereby amended by deleting clause (c) thereof and substituting therefor the following paragraph:

“(c) The aggregate amount of Net Capital Expenditures made by the Group in any fiscal year shall not exceed the greater of $600,000,000 and 50% of EBITDA for such fiscal year.”

15.	The following definition is hereby inserted in Section 1.01 of the Credit Agreement between the definition of the terms “Mortgages” and “Multiemployer Plan”:

“Multiclient Prefunding Sales” shall mean marine and land prefunding revenues as disclosed in the Borrower’s annual report (on Form 20-F) under the heading “Operating Revenues—Multi-Client data library”.”

16.	The following definition is hereby inserted in Section 1.01 of the Credit Agreement between the definition of the terms “Multiemployer Plan” and “Non U.S. Subsidiary”:

““Net Capital Expenditures” shall mean Capital Expenditures minus Multiclient Prefunding Sales.”

17.	The following paragraph is hereby inserted in Section 2.02 of the Credit Agreement after paragraph (f):

“(g) Notwithstanding any other provision of this Agreement, the aggregate amount of all outstanding Revolving Credit Borrowings in dollar shall not exceed $100,000,000.”

(b)	As of the Effective Date, the Swingline Loans shall be terminated in whole.

(c)	For the avoidance of doubt, (i) all Revolving Credit Commitments in effect under the Credit Agreement immediately prior to the Effective Date shall continue in effect after the Effective Date under the Credit Agreement as amended by this Amendment n°4 and (ii) all Loans outstanding under the Credit Agreement immediately prior to the Effective Date shall continue to be outstanding under the Credit Agreement as amended by this Amendment n°4, and (iii) from the Effective Date, the Credit Agreement, as amended by this Amendment n°4, will govern the rights and obligations of the Borrower, the Lenders, the Mandated Lead Arranger, the Facility Agent, the Lead Arrangers and the Collateral Agent.

SECTION 3. Representations and Warranties.

To induce the other parties hereto to enter into this Amendment n°4, the Borrower hereby represents and warrants to each of the Lenders, the Facility Agent and the Collateral Agent that, at the time of and after giving effect to this Amendment n°4:

(a)	This Amendment n°4 has been duly authorised, executed and delivered by it and constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to the Legal Reservations;

(b)	The representations and warranties set forth in Article III of the Credit Agreement as hereby amended are true and correct in all material respects at and as of the Effective Date with the same effect as though made on and as of such date, except to the extent that such representations and warranties expressly relate to an earlier date, as if references in Article III of the Credit Agreement to “the Finance Documents” were instead to the Amendment n°4; and

(c)	No Default or Event of Default has occurred and is continuing.

SECTION 4. Amendment Fee.

The Borrower hereby agrees to pay, for the account of each Lender that executes and delivers a power of attorney to the Facility Agent at or prior to 12p.m. on December 15th, 2011 (the “Delivery Time”), a fee (the “Amendment Fee”) in an amount equal to 0.40 % of the outstanding Commitments at such time of such Lender. The Amendment Fee shall be payable in immediately available funds promptly upon, and subject to the occurrence of, the Effective Date, as defined below.

SECTION 5. Effective Date.

This Amendment n°4 shall become effective as of the time and date (the “Effective Date”) on which the following conditions are satisfied:

(a)	The Facility Agent shall have received execution copies of this Amendment n°4 that, bear the signatures of the Borrower and the Lenders;

(b)	The Facility Agent shall have received, on behalf of itself and each of the Lenders, favorable legal opinions from (i) Linklaters Paris, counsel to the Borrower, under the laws of France as to capacity and authority of the Borrower and due execution by the Borrower of the Amendment n°4 dated the date hereof, and in form and substance satisfactory to the Facility Agent, in its reasonable opinion, and the Borrower hereby agrees to request such counsel to deliver such opinion and (ii) Bredin Prat, counsel to the Lenders, under the laws of France as to the validity and enforceability of the Amendment n°4 dated the date hereof, and in form and substance satisfactory to the Facility Agent, in its reasonable opinion;

(c)	the Facility Agent shall have received (i) a copy of the articles of association (statuts) of the Borrower and certified by one of its Responsible Officer, an original copy of an Extrait kbis of the Borrower dated no more than 15 days old and an original copy of the Certificat de non-faillite of the Borrower dated no more than 15 days old; (ii) a certificate of a legal representative of the Borrower dated the Effective Date and certifying (A) that attached thereto is a true and complete copy of the articles of association (statuts) of the Borrower, as in effect on the Effective Date, (B) that attached thereto is a true and complete copy of extract of resolutions duly adopted by the Board of Directors of the Borrower, authorizing the execution, delivery and performance of this Amendment n°4 and that such resolutions have not been modified, rescinded or amended and are in full force and effect on the Effective Date, and (C) specimen signature of each legal representative or other authorized agent and attorney-in-fact executing any Finance Document or any other document delivered in connection herewith on behalf of the Borrower where not already held by the Agent; and (iii) such other documents as the Lenders or the Facility Agent may reasonably request;

(d)	the Facility Agent shall have received an original copy of a TEG letter signed by it and the Borrower;

(e)	the Facility Agent shall have received evidence of the payment of all fees and other amounts due and payable under Section 4 (Amendment Fee) and Section 9 (Costs and Expenses) on or prior to the Effective Date;

(f)	the Facility Agent shall have received from the Borrower a certificate pursuant to which the Borrower represents and warrants the total amounts of all existing negative covenant baskets used as of September 30, 2011, in form and substance satisfactory to the Facility Agent, in its reasonable opinion; and

(g)	the Facility Agent shall have received from the Borrower a certificate pursuant to which the Borrower provides information on the status of certain taxation matters in form and substance satisfactory to the Facility Agent, in its reasonable opinion.

The Facility Agent shall notify the Borrower and the Lenders of the Effective Date, and such notice shall be conclusive and binding.

SECTION 6. Additional Agreements.

Within 60 days following the Effective Date (which period may be extended by the Collateral Agent in its sole discretion), the Borrower shall deliver to the Collateral Agent:

(a)	a deed of confirmation of security in relation to the Memorandum of Deposit (Shares) dated February 11, 2009 between CGGVeritas Services Holding B.V. and the Collateral Agent (the “Australian Security Document”) confirming that the security represented by the Australian Security Document continues in full force and effect notwithstanding the amendments to the Credit Agreement made pursuant to this Amendment n°4;

(b)	a deed of confirmation of security issued by CGGVeritas Services Holding BV and the Borrower in relation to (i) the Share Pledge Agreement dated February 7, 2007 between the Borrower and Credit Suisse in respect of shares in Exploration Resources AS (now known as CGGVeritas Services Norway AS), (ii) the Share Pledge Agreement dated 7 February, 2007, between the Borrower and Credit Suisse in respect of the shares in CGG Marine Resources Norge AS and (iii) the Share Pledge Agreement entered into between CGG Services Holding BV and Credit Suisse dated September 1, 2009 in respect of shares in CGGVeritas Services Norway AS, in each case confirming that the security represented by such agreements continues in full force and effect notwithstanding the amendments to the Credit Agreement made pursuant to this Amendment n°4;

(c)	a deed of confirmation of security issued by CGGVeritas Services Holding B.V. and the Borrower (together: the “Dutch Pledgors”) in relation to (i) the Share Pledge Agreement dated 16 December 2008 between the Borrower and Credit Suisse in respect of shares of CGGVeritas Services Holding B.V. (the “Dutch Pledge 1”) and (ii) the Share Pledge Agreement dated 30 March 2010 between CGGVeritas Services Holding B.V. and Credit Suisse in respect of shares of CGGVeritas Services (UK) Holding B.V. (the “Dutch Pledge 2”), in each case confirming that the security represented by such agreements continues in full force and effect, that the Obligations of the Dutch Pledgors arising under the Credit Agreement as amended by Amendment n°4 are included in the Secured Obligations (as defined in the Dutch Pledge 1 and the Dutch Pledge 2) and the Obligations (as defined in the Guarantee Agreement and the Credit Agreement as amended by Amendment n°4), as the case may be, subject to any limitations set out in the Dutch Pledge 1 and the Dutch Pledge 2, in each case notwithstanding the amendments to the Credit Agreement made pursuant to this Amendment n°4 and confirming that at the time the Dutch Pledge 1 and the Dutch Pledge 2 were entered into, the security created pursuant to the Dutch Pledge 1 and the Dutch Pledge 2 was intended to extend to the Obligations of the Dutch Pledgors under the Finance Documents as amended, amended and restated, novated, supplemented or extended from time to time;

or such other confirmations and/or endorsements that the Collateral Agent and the Borrower may agree, in each case in form and substance reasonably satisfactory to the Collateral Agent.

SECTION 7. Reaffirmation.

The Borrower hereby (a) agrees that, notwithstanding the effectiveness of this Amendment n°4 or the Credit Agreement as amended by this Amendment n°4, the Security Documents continue to be in full force and effect and (b) affirms and confirms its guarantee of the Obligations and the pledge of and/or grant of a security interest in its assets as Collateral pursuant to the Security Documents to secure such Obligations, all as provided in the Security Agreements as originally executed, and acknowledges and agrees that such guarantee, pledge and grant continue in full force and effect in respect of, and to secure, such Obligations under the Credit Agreement as amended by this Amendment n°4.

SECTION 8. No Novation.

Neither this Amendment n°4 nor the effectiveness of the Credit Agreement, as amended by this Amendment n°4, shall extinguish the Obligations for the payment of money outstanding under the Credit Agreement or discharge or release the lien or priority of any Finance Document or any other security thereof or any guarantee thereof, and the liens and security interests existing immediately prior to the Effective Date in favour of the Collateral Agent for the benefit of the Secured Parties securing payment of the Obligations are in all respects continuing and in full force and effect with respect to all Obligations. Nothing herein contained shall be construed as a substitution or novation, or a payment and reborrowing, or a termination, of the Obligations outstanding under the Credit Agreement or instruments guaranteeing or securing the same, which shall remain in full force and effect, except as expressly modified hereby or by instruments executed concurrently herewith. Nothing expressed or implied in this Amendment n°4, the Credit Agreement as amended by this Amendment n°4 or any other document contemplated hereby or thereby shall be construed as a release or other discharge of the Borrower under the Credit Agreement or under any Finance Document from any of its obligations and liabilities thereunder, and such obligations are in all respects continuing with only the terms being modified as provided in this Amendment n°4 and in the Credit Agreement as amended by this Amendment n°4. The Credit Agreement and each of the other Finance Documents shall remain in full force and effect, until and except as modified hereby.

SECTION 9. Costs and Expenses.

The Borrower undertakes that, within 5 Business Days of demand, it will pay or procure payment of all costs, expenses (including legal fees) and any other amounts reasonably incurred by any Finance Party in connection with the preparation, negotiation and execution of this Amendment n°4 and any related documentation.

SECTION 10. Miscellaneous.

(a)	This Amendment n°4 is a Finance Document for the purposes of the Credit Agreement.

(b)	Save as expressly set out herein, this Amendment n°4 will not (and will not be deemed to) be a consent, agreement or waiver in respect of any provision, term or condition of the Finance Documents. The terms of the Finance Documents are confirmed by the parties to this letter and, save as expressly modified by this Amendment n°4, shall remain in full force and effect.

(c)	The terms of this Amendment n°4 are strictly without prejudice to the rights, powers and discretions of the Finance Parties under the Finance Documents.

(d)	The provisions of Section 9.01 (Notices) shall be incorporated into this Amendment n°4 as if set full in this Amendment n°4 and as if references in those clauses to “this Agreement” are references to this Amendment n°4.

SECTION 11. Applicable Law.

This Amendment n°4 is governed by French law. The Tribunal de Commerce de Paris has exclusive jurisdiction to settle any dispute arising out of or in connection with this Amendment n°4 (including a dispute regarding the existence, validity or termination of this Amendment n°4) (a “Dispute”). This Section is for the benefit of the Finance Parties only. As a result, no Finance Party shall be prevented from taking proceedings relating to a Dispute in any other courts with jurisdiction. To the extent allowed by law, the Finance Parties may take concurrent proceedings in any number of jurisdictions.

SECTION 12. Headings.

The headings of this Amendment n°4 are for purposes of reference only and shall not limit or otherwise affect the meaning hereof.

[Remainder of this page intentionally left blank]

This Amendment n°4 has been entered into on the date stated at the beginning of this Amendment n°4.

Compagnie Générale de Géophysique – Veritas, as Borrower

By:

Name:

Title:

Natixis, as Lender (22.5% of the Total Revolving Credit Commitment) and Facility Agent

By:

Name:

Title:

BNP Paribas, as Lender (22.5% of the Total Revolving Credit Commitment)

By:

Name:

Title:

Société Générale, as Lender (22.5% of the Total Revolving Credit Commitment)

By:

Name:

Title:

Crédit Mutuel-CIC (acting through Crédit Industriel et Commercial), as Lender (12.5% of the Total Revolving Credit Commitment)

By:

Name:

Title:

Crédit Agricole Corporate and Investment Bank (previously known as Calyon), as Lender (10% of the Total Revolving Credit Commitment)

By:

Name:

Title:

KBC, as Lender (10% of the Total Revolving Credit Commitment)

By:

Name:

Title:

APPENDIX A

List of Permitted Joint-Ventures

existing at the effective date of the Effective Date

Veritas Caspian LLP 50%

Oceanic Seismic Vessels AS 49%

Eidesvik Seismic Vessels AS 49%

Inupiat Geophysical LLC 45%

CGG Pakistan Pvt Ltd 60%

VS Fusion LLC 49%

Digicon Nigeria 60%

Yamoria Geophysical Ltd 49%

Arabian Geophysical & Surveying Company (Argas) 49%

Geomar SAS 49%

Reservoir Imaging Ltd 12%

Tronic’s Microsystems SA 16.07%

Int US 19%

PTSC CGGVeritas Geophysical Survey Company Ltd 49%

PT Elnusa CGGVeritas Seismic 49%

CGGVeritas Eidesvik Shipmanagement AS 49%

CGGVeritas Geotech Geophysics 49%

CGGVeritas Services (Malaysia) Sdn Bhd 49%

Christian Michelsen Research AS (CMR) 5%

Gardline CGGVeritas Pte Ltd 49%

Shazhad CGGVeritas (Private) Ltd 40%

Spectrum ASA 25%

Veri-Illuq Geophysical Ltd 49%